

Mail Stop 4628

October 11, 2017

<u>Via E-mail</u>
Gunnar Wiedenfels
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

     Re: Discovery Communications, Inc.
            10-K for Fiscal Year Ended December 31, 2016
            Filed February 14, 2017
            File No. 001-34177

Dear Mr. Wiedenfels:

     We refer you to our comment letter dated April 14, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Cecilia Blye

                   Cecilia Blye, Chief
                   Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance

       Kurt Wehner
       Chief Accounting Officer
       Discovery Communications, Inc.